Exhibit 99.1

Medigus Reports $1.1 Million Order Backlog for Its Micro-Camera Business

OMER, Israel, June 6, 2019 (GLOBE NEWSWIRE) --  Medigus Ltd. (NASDAQ: MDGS) (TASE: MDGS), a pioneer developer of minimally invasive endo-surgical tools and an innovator in direct visualization technology, today announces an order backlog of $1.1 Million as of May 31, 2019 for its micro-camera business.

"Our impressive backlog is a testimony to the growth the company experiences. Medigus' and ScoutCam's activities have been enjoying growth for a while now and it reflects in the orders we receive. The company's products are becoming more attractive and relevant for a wider range of customers and industries, beyond the medical field. Our camera's advanced capabilities resulted in acknowledgment from NASA this year, when our cameras were used in one of their space missions", said Benad Goldwasser, Chairman of Medigus and ScoutCam.

The Company has developed a portfolio of micro video cameras including the micro ScoutCam™ 1.2, considered the world's smallest video camera, and ScoutCam™ 8.0 HD, the smallest HD camera and illumination solution in the world. ScoutCam’s technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. ScoutCam 8.0 HD was selected by NASA to be incorporated into its Visual Inspection Poseable Invertebrate Robot 2 (VIPIR2). VIPIR2, a robotic, multi-capability inspection tool being used as part of NASA’s Robotic Refueling Mission 3 (RRM3), was launched into space on December 5, 2018.

About Medigus

Medigus is the pioneer developer of the MUSE™ system, an FDA cleared and CE marked endoscopic device to perform Transoral Fundoplication (TF) for the treatment of GERD (gastroesophageal reflux disease), one of the most common chronic conditions in the world. In 2016, the CMS established the Category I CPT® Code of 43210 for TF procedures, such as the ones performed with MUSE, which establishes reimbursement values for physicians and hospitals.

As an expert in micro-endoscopic devices, Medigus developed the Micro ScoutCam™ portfolio, which consists of a variety of micro CMOS and CCD video cameras, and includes Micro ScoutCam™ 1.2, which, to the best of Medigus’s knowledge, is the smallest camera in the world. Micro ScoutCam technology features optic and illumination solutions, micro sensors and high-end DSP video processors that can be tailored for both medical and industrial applications. Customization and seamless integration are at the forefront of the micro ScoutCam™ portfolio’s design. All Micro ScoutCam™ cameras are manufactured at the Medigus facilities, in a controlled environment which is compliant with ISO 7 per the ISO 14644-1 Standard and ISO13485 Quality Management System.

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the Company’s filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only):
Tatiana Yosef
Chief Financial Officer
+972-8-6466-880
ir@medigus.com